                                         Alternative Investments Client Services

                                         Princeton Corporate Campus
                                         800 Scudders Mill Road, 2H
                                         Plainsboro, New Jersey 08536


[LOGO]


                                      May 19, 2005
Mr. Stephen Jacobs
Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street NW
Washington DC  20549

Re:   ML Futures Investments LP - file no. 0-17543


Dear Mr. Jacobs:

In response to your comment letter dated May 10 for the above referenced file number, we would like to assure the U.S. Securities and Exchange Commission that we have received the manually signed annual reports from our auditors, Deloitte and Touche, prior to submitting our 10K files via EDGAR. We maintain these manual signatures in our files on site for 18 months and then are housed off site for 10 years. The ML Multi Manager Portfolio LLC, which is included in the filing for ML Futures Investments LP and ML Principal Protection LP, also has manually signed opinions placed in its files in the same manner. We will indicate the auditor signature electronically in futures filings.

If you have any further inquiries, you may contact me directly at 609-282-6091 or via email at barbra_kocsis@ml.com. You may also contact the Chief Financial Officer, Patrick Hayward.

Regards

\s\ Barbra E. Kocsis

Barbra E. Kocsis
Vice President/Fund Controller
MLIM Alternative Investments Accounting Services